UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2024

Commission File Number: 001-41613

Enlight Renewable Energy Ltd.
(Translation of registrant’s name into English)

13 Amal St., Afek Industrial Park
Rosh Ha’ayin, Israel
+ 972 (3) 900-8700
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

 Announcement of Financial Close on the Atrisco Energy Storage Project in the United States

Enlight Renewable Energy Ltd. (“Enlight” or the “Company”) announces that the Company has closed on the financing of its Atrisco Energy Storage project (“the Project”) located in New Mexico, USA (the “Atrisco Energy Storage Financing”). The Project is a component of the Atrisco Solar and Energy Storage complex with capacity of 364 MW and 1.2 GWh. As previously disclosed, the Solar component was financed in December 2023.

The Company, through its subsidiary Clenera Holdings LLC, has achieved the close of the Atrisco Energy Storage Financing, arranged by a consortium of eight lenders led by HSBC Securities (USA) Inc., and totalling $401 million. The funds will be used for the construction of the Project, whose total cost is expected to be $458 million. The Atrisco Energy Storage Financing will convert into a $185 million term loan provided by the consortium led by HSBC, as well as tax equity of $222 million provided by U.S. Bancorp Impact Finance upon the project’s COD. The term loan is structured as a 5-year mini perm with a 20-year underlying amortization profile, and is subject to an all-in interest rate (fixed base + margin) of 5.6% to 5.9%.

In connection with the financing of the Project, which occurred on July 25, 2024, the Company expects to recycle $234 million of equity back to its balance sheet. Further financial information regarding the Atrisco co-located solar and energy storage complex appears in the tables below:

(as expected at COD)	Total project cost	Term debt	Upfront tax equity	Sponsor equity
Atrisco Storage	$458 million	$185 million	$ 222 million	$52 million
Atrisco Solar	$369 million	$105 million	`$198 million[1]	$65 million
Total	$827 million	$290 million	$420 million	$117 million

	Total project cost net of tax equity	Expected revenues in first full year	Expected EBITDA[2] in first full year
Atrisco Storage	$236 million	$32-34 million	$27-29 million
Atrisco Solar	$171 million	$19-21 million	$14-16 million
Total	$407 million	$51-55 million	$41-45 million

Located outside Albuquerque, New Mexico, the Atrisco Energy Storage project has a capacity of 1.2 GWh and will operate in tandem with Enlight’s Atrisco Solar project, which has a generation capacity of 364 MW. The combined Atrisco Solar and Energy Storage project is now in the commissioning phase leading up to COD, which is expected to occur later this year.

On July 29, 2024, Enlight issued a press release titled: “Enlight Announces Financial Close of the Atrisco Energy Storage Project”. A copy of the press release is furnished as Exhibit 99.1 herewith.

1 The tax equity partner, Bank of America, monetizes 90% of the PTCs, while the company is entitled to monetize the remaining 10%. The upfront tax equity payment to be received by the Company upon project COD reflects approximately 75% of Bank of America’s share of the PTCs. The remaining 25% will be paid annually to the Company by Bank of America, based on actual production, over the initial 10 years of the project’s operation.
2 EBITDA is a non-IFRS financial measure. This figure represents consolidated EBITDA for the projects and excludes all ITC and PTC proceeds. The tax equity partner’s share in the distributions is 19% for the energy storage project and 17.5% for the solar project, applicable for the first five and ten years of operation, respectively.

Non-IFRS Financial Measures

This Form 6-K presents EBITDA, a financial metric, which is not calculated in accordance with the International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). Enlight is unable to provide a reconciliation of EBITDA to Net Income on a forward-looking basis without unreasonable effort because items that impact this non-IFRS financial measure are not within the Company’s control and/or cannot be reasonably predicted. These items may include, but are not limited to, forward-looking depreciation and amortization, finance income, finance expenses, share of losses of equity accounted investees and taxes on income. Such information may have a significant, and potentially unpredictable, impact on Enlight’s future financial results. Non-IFRS financial measures have limitations as analytical tools and should not be considered in isolation or as substitutes for financial information presented under IFRS. There are a number of limitations related to the use of non-IFRS financial measures versus comparable financial measures determined under IFRS. These limitations could reduce the usefulness of our non-IFRS financial measures as analytical tools.

Special Note Regarding Forward-Looking Statements

This report on Form 6-K contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements as contained in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements contained in this report on Form 6-K other than statements of historical fact, including, without limitation, statements regarding the Company’s expectations relating to the COD for the Atrisco solar and storage projects, operational timeline, as well as estimated revenues and EBITDA, are forward-looking statements. The words “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “target,” “seek,” “believe,” “estimate,” “predict,” “potential,” “continue,” “contemplate,” “possible,” “forecasts,” “aims” or the negative of these terms and similar expressions are intended to identify forward-looking statements, though not all forward-looking statements use these words or expressions. These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to, the following: our ability to site suitable land for, and otherwise source, renewable energy projects and to successfully develop and convert them into Operational Projects; availability of, and access to, interconnection facilities and transmission systems; our ability to obtain and maintain governmental and other regulatory approvals and permits, including environmental approvals and permits; construction delays, operational delays and supply chain disruptions leading to increased cost of materials required for the construction of our projects, as well as cost overruns and delays related to disputes with contractors; disruptions in trade caused by political, social or economic instability in regions where our components and materials are made; our suppliers’ ability and willingness to perform both existing and future obligations; competition from traditional and renewable energy companies in developing renewable energy projects; potential slowed demand for renewable energy projects and our ability to enter into new offtake contracts on acceptable terms and prices as current offtake contracts expire; offtakers’ ability to terminate contracts or seek other remedies resulting from failure of our projects to meet development, operational or performance benchmarks; exposure to market prices in some of our offtake contracts; various technical and operational challenges leading to unplanned outages, reduced output, interconnection or termination issues; the dependence of our production and revenue on suitable meteorological and environmental conditions, and our ability to accurately predict such conditions; our ability to enforce warranties provided by our counterparties in the event that our projects do not perform as expected; government curtailment, energy price caps and other government actions that restrict or reduce the profitability of renewable energy production; electricity price volatility, unusual weather conditions (including the effects of climate change, could adversely affect wind and solar conditions), catastrophic weather-related or other damage to facilities, unscheduled generation outages, maintenance or repairs, unanticipated changes to availability due to higher demand, shortages, transportation problems or other developments, environmental incidents, or electric transmission system constraints and the possibility that we may not have adequate insurance to cover losses as a result of such hazards; our dependence on certain operational projects for a substantial portion of our cash flows; our ability to continue to grow our portfolio of projects through successful acquisitions; changes and advances in technology that impair or eliminate the competitive advantage of our projects or upsets the expectations underlying investments in our technologies; our ability to effectively anticipate and manage cost inflation, interest rate risk, currency exchange fluctuations and other macroeconomic conditions that impact our business; our ability to retain and attract key personnel; our ability to manage legal and regulatory compliance and litigation risk across our global corporate structure; our ability to protect our business from, and manage the impact of, cyber-attacks, disruptions and security incidents, as well as acts of terrorism or war; changes to existing renewable energy industry policies and regulations that present technical, regulatory and economic barriers to renewable energy projects; the reduction, elimination or expiration of government incentives for, or regulations mandating the use of, renewable energy; our ability to effectively manage the global expansion of the scale of our business operations; our ability to perform to expectations in our new line of business involving the construction of PV systems for municipalities in Israel; our ability to effectively manage our supply chain and comply with applicable regulations with respect to international trade relations, tariffs, sanctions, export controls and anti-bribery and anti-corruption laws; our ability to effectively comply with Environmental Health and Safety and other laws and regulations and receive and maintain all necessary licenses, permits and authorizations; our performance of various obligations under the terms of our indebtedness (and the indebtedness of our subsidiaries that we guarantee) and our ability to continue to secure project financing on attractive terms for our projects; limitations on our management rights and operational flexibility due to our use of tax equity arrangements; potential claims and disagreements with partners, investors and other counterparties that could reduce our right to cash flows generated by our projects; our ability to comply with increasingly complex tax laws of various jurisdictions in which we currently operate as well as the tax laws in jurisdictions in which we intend to operate in the future; the unknown effect of the dual listing of our ordinary shares on the price of our ordinary shares; various risks related to our incorporation and location in Israel, including the ongoing war in Israel, where our headquarters and some of our wind energy and solar energy projects are located; the costs and requirements of being a public company, including the diversion of management’s attention with respect to such requirements; certain provisions in our Articles of Association and certain applicable regulations that may delay or prevent a change of control; and other risk factors set forth in the section titled “Risk factors” in our Annual Report on Form 20-F for the fiscal year ended December 31, 2023, filed with the Securities and Exchange Commission (the “SEC”), as may be updated in our other documents filed with or furnished to the SEC.

These statements reflect management’s current expectations regarding future events and operating performance and speak only as of the date of this Form 6-K. You should not put undue reliance on any forward-looking statements. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Except as required by applicable law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

EXHIBIT INDEX

The following exhibit is furnished as part of this Form 6-K:

Exhibit No.	Exhibit Description
99.1	Press Release of Enlight Renewable Energy Ltd., dated July 29, 2024, titled: “Enlight Announces Financial Close of the Atrisco Energy Storage Project".

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enlight Renewable Energy Ltd.

Date: July 29, 2024	By:	/s/ Nir Yehuda
Nir Yehuda
Chief Financial Officer